25001843

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Washington, D.C. 20549

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SEC FILE NUMBER
8-49671

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

FEB 19 2025

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lincoln International LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 North Wacker Drive, 51st Floor

(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Julie Nelson	312-506-2793	jnelson@lincolninternational.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)

111 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Brown, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lincoln International LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Official Seal
LILLIAN ALICE BALTIMORE
Notary Public, State of Illinois
Commission No. 992122
My Commission Expires June 10, 2028

Lillian Alice Baltimore
Notary Public

Signature: Robert Brown

Title:
Managing Director, Chief Executive Officer

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Deloitte.

Deloitte & Touche LLP
111 S Wacker Drive
Chicago, IL 60606
USA

Tel: 312-486-1000
Fax: 312-247-1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managers and Member of Lincoln International LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lincoln International LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 14, 2025

We have served as the Company's auditor since 2020.

Lincoln International LLC
Statement of Financial Condition
As of December 31, 2024

Assets	
Cash and cash equivalents	$ 110,584,941
Restricted cash	93,041
Accounts receivable, net	28,229,615
Receivable from affiliates	5,368,315
Prepaid expenses	3,576,920
Furniture, equipment and leasehold improvements, net	44,358,580
Goodwill	35,671,298
Other assets	557,064
Right-of-use lease asset	73,132,343
Total assets	$ 301,572,117
Liabilities and Member's Equity	
Liabilities	
Accrued profit-sharing contribution	$ 3,062,916
Accounts payable and accrued expenses	5,019,607
Payable to affiliates	701,578
Accrued bonus payable	25,655,221
Deferred revenue	463,970
Lease liability	104,895,115
Total liabilities	139,798,407
Member's Equity	161,773,710
Total liabilities and member's equity	$ 301,572,117

See Notes to Statement of Financial Condition

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Lincoln International LLC (the Company) (an Illinois limited liability company) is in the business of investment banking and providing merger and acquisition, capital advisory, private funds advisory, and other related services to private capital markets businesses worldwide, which comprises a single operating and reportable segment. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company will continue operations until 2036 unless earlier terminated and dissolved in accordance with the provisions of the limited liability company agreement.

The Company is a wholly owned subsidiary of Lincoln International, LP (the Parent). The majority members of the Parent are Robert Bruce Barr, Lawrence James Lawson, III, and Robert Todd Brown, who serve as managers of the Company. Lincoln Partners Advisors LLC (LPA) is also a wholly owned subsidiary of the Parent. The Parent and the Company offers its services through more than twenty offices located in the United States, South America, Europe, and Asia.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash, cash equivalents, and restricted cash: The Company considers all highly liquid debt instruments acquired with a maturity of three months or less to be cash equivalents. Cash and cash equivalents include money market funds. The Company may invest excess cash in short-term money market fund instruments. The Company considers any portion of cash that cannot be withdrawn without prior notice or penalty to be restricted cash.

Fair value of financial instruments: Investments are recorded on trade date and reflected at fair value. Unrealized gains and losses are reflected in income.

Revenue recognition and accounts receivable:

Investment Banking and Advisory Fees – Investment banking and advisory fee revenues are recognized when the Company satisfies its performance obligation by delivering the promised services to its clients under the terms of each engagement. The Company's investment banking fees generally consist of a success fee, and may include a nonrefundable up-front fee. The Company may also receive milestone fees and opinion fees for select engagements.

The nonrefundable fee is initially recorded as a deferred revenue liability and is recognized over time as the performance obligations are provided by the Company. The Company's standard practice is to recognize this deferred revenue over eight months, which the Company has assessed as the average life of an engagement. Any nonrefundable fees are recognized immediately if a deal is terminated.

The Company recognizes success fee revenue upon the satisfaction of the related performance obligation, which generally occurs upon successful closing of an engagement. Milestone fees arise when a specific outcome, which is outlined in the client contract, has been reached in an investment banking engagement. The Company fully recognizes milestone fee revenue when the specific outcome has been achieved.

Transaction opinion engagement revenues generally consist of an up-front fee and an opinion fee. The Company has assessed the average life of a transaction opinion engagement as three weeks, so its standard practice is to recognize the up-front fee revenue when it is billed. The opinion fee revenue is recognized upon completion of the opinion. At this time, the Company's performance obligation is fulfilled, and the client obtains control of the promised service.

Management Fees from Affiliate – The Company receives a management fee for services performed for its affiliate, LPA, equal to 50% of the revenue earned by LPA. LPA revenue consists of portfolio valuations, advisory valuations, transaction opinion services, and bankruptcy advisory services performed on behalf of clients. This fee is recorded as revenue upon completion of the valuation work and upon meeting the performance obligation. The fee is governed by a service agreement between LPA and the Company.

Deferred Revenue – While the majority of the Company's revenue is earned from success fees on the successful closing of an engagement, deferred revenue represents the contract liabilities related to non-refundable fees received for which the performance obligation has not been satisfied. The Company recognized $0.2 million of prior years' deferred revenue in 2024.

Accounts Receivable – Accounts receivable primarily represents contract assets from investment banking and advisory services, and includes both billed and unbilled amounts. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. The Company assesses credit losses on an individual basis. As of December 31, 2024, there is $3.3 million in allowance for credit losses.

At January 1, 2024 and December 31, 2024, the asset balances related to contracts with clients were as follows:

	As of 1/1/24	As of 12/31/24
Client accounts receivable	$ 22,945,328	$ 28,226,643
Receivable from LPA	5,560,354	3,417,763
Total	$ 28,505,682	$ 31,644,406

Furniture, equipment and leasehold improvements: Depreciation and amortization are computed under straight-line methods over the estimated useful lives of the assets as follows:

Computer equipment	3 years
Other equipment	5 years
Furniture	7 years
Leasehold improvements	Lease term

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and most state tax jurisdictions. Generally, the Company's taxable income is reported as part of the Parent's tax returns. Accordingly, no provision or benefit for income taxes has been made.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Through December 31, 2024, management has determined there are no material uncertain income tax positions. The Parent and the Company are generally not subject to U.S. federal, state or local income tax examinations for tax years before 2020.

Goodwill: Goodwill is recognized for the excess of the purchase price over the fair value of the tangible and identifiable intangible net assets of businesses acquired. The Company reviews goodwill for impairment annually on December 31, or whenever indicators of impairment exist. An impairment would occur if the carrying amount of a reporting unit exceeds the fair value of that reporting unit. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a goodwill impairment test to assess if the carrying value of goodwill exceeds its fair value. If this is the case, an impairment loss is recognized. At December 31, management completed a qualitative assessment and determined that it was not likely that the fair value of the single reporting unit was less than its carrying amount. There were no impairments for the year ended December 31, 2024.

Leases: The Company accounts for leases pursuant to ASU No. 2016-02, "Leases (Topic 842)". This standard requires lessees to recognize a right-of-use asset and lease liability for all leases that have a duration of longer than one year. The standard requires additional disclosures to understand the financial impact, timing and cash flows associated with its lease commitments. (See Note 3).

Segments: The Company is engaged in a single line of business as a broker-dealer, which is comprised of merger and acquisition, capital advisory, private funds advisory, and other related services. The Company has identified the three majority members of the Parent as the chief operating decision makers ("CODMs"), who use revenue and income before income taxes to evaluate the results of the business and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODMs manage the business activities using information of the Company as a whole. The accounting policies used to measure the revenue and income before income taxes of the segment are the same as those described in the summary of significant accounting policies.

Note 2. Furniture, Equipment and Leasehold Improvements

At December 31, 2024, furniture, equipment and leasehold improvements consist of:

Leasehold improvements	$ 52,772,438
Furniture and equipment	9,851,125
Construction in progress	194,460
Furniture, equipment and leasehold improvements, gross	$ 62,818,023
Accumulated depreciation and amortization	(18,459,443)
Furniture, equipment and leasehold improvements, net	$ 44,358,580

Note 3. Leases

The Company leases office space for its offices in Atlanta, Boston, Chicago, Cleveland, Dallas, Los Angeles, Miami, New York, Richmond, San Francisco and Washington D.C. under noncancellable operating lease agreements that expire at various dates through 2034. These leases generally contain renewal options for periods ranging from one to five years. Because the Company is not reasonably certain to exercise the renewal options, the renewal periods are not included when determining the lease term and the costs associated with the renewal options are excluded from lease payments. The leases for the Company's Chicago, New York, and San Francisco offices have security deposit requirements. The Parent maintains letters of credit with Morgan Stanley for these requirements.

At the commencement date of the lease, the Company recognizes a lease liability and a right-of-use asset. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The Company uses its incremental borrowing rate as the discount rate because the implicit rates of its leases are not readily determinable. The incremental borrowing rate is the rate of interest the Company would pay to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The right-of-use asset is subsequently measured throughout the lease term at the present value of the remaining lease payments, plus any prepaid lease payments, less the unamortized balance of lease incentives received. Lease cost is recognized on a straight-line basis over the lease term.

In February 2014, the Company leased office space in New York. This lease expired July 2024 and was not renewed.

The lease terms for the Boston, Cleveland, Miami, and Washington D.C. offices and the temporary Atlanta office are less than one year. As a result, no lease assets or liabilities are recorded for these offices.

As of December 31, 2024, the weighted average remaining lease term and weighted average discount rate for the Company's operating leases are 9 years and 2.69% respectively.

The right-of-use assets arising from entering into new operating leases during the year ended December 31, 2024 was $0.4 million. There were no reductions to right-of-use assets and lease liabilities due to modifications and terminations of operating leases during the year ended December 31, 2024.

For the year ended December 31, 2024, the cash paid for operating leases was $12.0 million.

Future minimum annual rentals required under the lease agreements, excluding additional payments for certain operating, tax and maintenance costs are as follows:

	Total
2025	12,330,924
2026	12,651,709
2027	12,857,657
2028	13,216,856
2029	13,483,028
Thereafter	54,951,959
	$119,492,133

Note 4. Commitments and Indemnification

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.

Note 5. Employee Compensation and Benefit Plan

Certain employees' compensation consists of a base salary and an annual performance bonus. The annual performance bonus payable to employees may be subject to forfeiture if, among other things, the employee's employment terminates prior to the payment date. This compensation is expensed over the period that future service is provided. The annual performance bonus, subject to certain conditions, is fully paid within two years after the date of the award.

The Company may also award cash bonuses to new employees as incentives to join the Company. These bonuses may be paid over time, and future payments related to these awards are generally subject to the same forfeiture provisions as the annual performance bonuses. Accordingly, the related expense is recognized over the service period.

The Company maintains a 401(k) plan for the benefit of all employees (excluding interns, who are not eligible to participate in the plan) who have attained age 18. Effective January 1, 2017, the Company makes a 3% safe harbor non-elective contribution with immediate vesting for Non-Highly Compensated Employees (as defined by the IRS). The Company also makes a discretionary profit-sharing contribution to Highly Compensated Employees, subject to vesting over a six year period. Employer contributions for the year ended December 31, 2024, were $3.1 million.

Note 6. Concentration of Credit Risk

The Company maintains deposits at financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in these accounts and management believes the Company is not exposed to any significant credit risks.

Note 7. Related-Party Transactions

The Company earns assistance fees from and incurs assistance fees to other entities affiliated by common ownership. The fees are governed by various percentages outlined in a service agreement between the Company and its affiliates.

At December 31, 2024, the Company had a net receivable from these affiliates of $1.0 million from these activities. The amounts between the entities are as follows:

		Net Receivable (Payable) Balance
Lincoln International Advisors Private Limited	$	92,909
Lincoln International Assessoria Empresarial Limitada		740,752
Lincoln International Austria		400
Lincoln International Belgium		462
Lincoln International Dutch HoldCo (NL)		34,647
Lincoln International Dutch OpCo (NL)		193,268
Lincoln International GmbH		207,859
Lincoln International Inc.		641
Lincoln International Investment Consulting Co. Ltd.		(63,494)
Lincoln International KB		779
Lincoln International LLP		(155,526)
Lincoln International Netherlands		102
Lincoln International SAS		363,060
Lincoln International Spain S.L.		(482,559)
Lincoln International SrL		1,026
Lincoln International Swtizerland		744
Lincoln International UK HoldCo		42,844
Total	$	977,914

The Company pays for certain reimbursable expenses during the year on behalf of the Parent. At December 31, 2024, the Company had a net receivable balance due from the Parent in the amount of $0.3 million which is included in receivable from affiliates on the statement of financial condition.

The Company incurs costs related to LPA's employee salaries and benefits, shared real estate and other costs that support LPA's operations for which it earns management fees pursuant to a contractual agreement. At December 31, 2024, the Company had a net receivable balance from LPA of $3.4 million which is included in receivable from affiliates on the statement of financial condition.

The Company makes periodic distributions to the Parent to support equity distributions to the partners and members of the Parent and payment of their related tax obligations. Distributions are limited by the Company's net capital requirements (see Note 8).

Note 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under this Rule, the Company is required to maintain "net capital" of $5,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15 to 1, and provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Net Capital Rule may effectively restrict distributions to the Parent.

At December 31, 2024, the Company had net capital and net capital requirements of $43.9 million and $4.4 million, respectively. The Company's net capital ratio was 1.52 to 1.

The Company does not claim an exemption from 17 C.F.R. § 240.15c3-3 of the SEC under paragraph (k) of that rule. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.